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FOR IMMEDIATE RELEASE                                   Monday, August 20, 2001

                      CELESTICA ANNOUNCES DISTRIBUTION
                        OF OMNI SHAREHOLDER CIRCULAR

TORONTO, Ontario -- Celestica Inc. (NYSE, TSE: CLS), a world leader in electronics manufacturing services (EMS), today announced that Omni Industries Limited has distributed a circular to its shareholders relating to the previously announced proposed merger of Omni and Celestica.

The circular contains information about the proposed merger, as well as about Omni, Celestica and the combined group. The full text of the circular can be accessed, as of tomorrow, on the Singapore Exchange Securities Trading Limited (the "SGX") website, at www.sgx.com, under the company name "Omni Industries Limited." In the circular, the sections captioned "Preliminary" on page 3 and "Cautionary Note Regarding Forward-Looking Statements by Celestica" on page 4 set forth certain limitations and cautionary statements that apply to the circular.

The transaction is subject to Omni shareholder and court approvals, and certain other conditions. It is expected to close early in the fourth quarter.

ABOUT CELESTICA

Celestica is a world leader in electronics manufacturing services (EMS) for industry-leading original equipment manufacturers (OEMs). With facilities in North America, Europe, Asia and Latin America, Celestica provides a broad range of services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution and after-sales service.

For further information on Celestica, visit its website at www.celestica.com. The Company's security filings can also be accessed at www.sedar.com and www.sec.gov.

CELESTICA SAFE HARBOUR STATEMENT

STATEMENTS CONTAINED IN THIS PRESS RELEASE, AND IN THE CIRCULAR IT REFERS TO, WHICH ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISK AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN THE FORWARD-LOOKING STATEMENTS. AMONG THE KEY FACTORS THAT COULD CAUSE SUCH DIFFERENCES ARE: THE LEVEL OF OVERALL GROWTH IN THE ELECTRONICS MANUFACTURING SERVICES (EMS) INDUSTRY; LOWER-THAN-EXPECTED CUSTOMER DEMAND; COMPONENT CONSTRAINTS; VARIABILITY OF OPERATING RESULTS AMONG PERIODS; DEPENDENCE ON THE COMPUTER AND COMMUNICATIONS INDUSTRIES; DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS; AND THE ABILITY TO MANAGE EXPANSION, CONSOLIDATION AND THE INTEGRATION OF ACQUIRED BUSINESSES. THESE AND OTHER FACTORS ARE DISCUSSED IN THE COMPANY'S VARIOUS PUBLIC FILINGS AT www.sedar.com AND http://www.sec.gov.

For further information:
CELESTICA CONTACT:
Laurie Flanagan
Corporate Communications
(416) 448-2200
media@celestica.com

To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports@cnw.